EXHIBIT (a)(1)(L)

CONFIRMATION OF PARTICIPATION AND EXCHANGE OF ELIGIBLE OPTION GRANTS

MICROSEMI CORPORATION – STOCK OPTION EXCHANGE OFFER

Thank you for participating in Microsemi’s Stock Option Exchange Offer. You have elected to cancel and exchange the following Eligible Option Grants for Replacement Options to be granted on June 9, 2003, subject to the terms and conditions of the Offer:

Grant Date	Original Option Grant Amount (in Shares)	Exercise Price	Remaining Options Outstanding (in Shares)	Eligibility Status of the Option Grant	Recorded Status: Accept or Decline

The cancelled and exchanged Eligible Option Grants have been reflected on your stock option account as cancelled, and represent your right to receive Replacement Options on June 9, 2003, subject to the terms and conditions of the Offer. You no longer have the right to exercise the Eligible Option Grants that you elected to cancel and exchange.

Please do not respond to this email. You may contact Microsemi with questions about the Stock Option Exchange Offer, including the grant of Replacement Options, by email at ExchangeOfferQuestions@microsemi.com or by facsimile to 1-866-804-2705.